FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 26 DATED NOVEMBER 7, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 21 to the Prospectus, dated August 29, 2005, Supplement No. 22 to the Prospectus, dated September 15, 2005, Supplement No. 23 to the Prospectus, dated October 3, 2005, Supplement No. 24 to the Prospectus, dated October 12, 2005 and Supplement No. 25 to the Prospectus, dated October 31, 2005. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering; and

•	to describe the acquisition of an office complex located at 1515 S Street in Sacramento, California.
Status of the Offering
     As of November 3, 2005, we had received gross offering proceeds of approximately $187.0 million from the sale of 18,894,132 of our common shares, including approximately $2.1 million of gross proceeds related to the sale of 222,842 common shares pursuant to our dividend reinvestment plan. As of November 3, 2005, 181,328,710 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,777,158 common shares available under our dividend reinvestment plan.
Acquisition of 1515 S Street by the Operating Partnership
     On November 2, 2005, a wholly-owned subsidiary of the Operating Partnership acquired 1515 S Street, an office complex in Sacramento, California. The seller, JB Management, L.P., is unaffiliated with Hines REIT, Hines or any of their affiliates. The aggregate purchase price of 1515 S Street was approximately $66.6 million, excluding transaction costs, of which approximately $66 million was funded by proceeds from our existing credit facility and the remaining $0.6 million with proceeds from our public offering. The purchase price for this acquisition was determined through negotiations between the seller and our Advisor. As a result of this acquisition, we owe our Advisor cash acquisition fees totaling approximately $333,000. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition.
     Hines will serve as property manager for 1515 S Street. Under the terms of the property management agreement, the entity formed to acquire and hold 1515 S Street will be required to pay Hines a property management fee equal to the lesser of 2.5% of the annual gross revenues received from the property or the amount of property management fees recoverable from tenants of the property under their leases. This entity will also be required to pay a leasing fee of 1.5% of gross revenues payable over the term of each executed lease including any lease renewal, extension, expansion or similar event and certain construction management and re-development construction management fees, in the event Hines renders such services.

     The purchase agreement for 1515 S Street requires the seller to perform tenant improvement work required by a certain lease at the property. These improvements consist of interior refurbishments of the tenant-occupied space. We currently have no other plans for material renovations or other capital improvements at the property and we believe the property is suitable for its intended purpose and adequately covered by insurance. The cost of 1515 S Street (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. We believe the property offers several competitive advantages, including its convenient access to Sacramento’s central business district, immediate access to public transportation and proximity to the state capitol.
     1515 S Street consists of two five-story office buildings and an eight-story parking garage constructed in 1987. The buildings have an aggregate of approximately 349,000 square feet of rentable area and are 100% leased. The State of California leases an aggregate of 340,170 square feet, or 97% of the buildings’ rentable area under two leases. The first such lease covers 304,715 square feet and expires in April 2013. The second such lease covers 35,455 square feet and expires in October 2012. Both leases may be terminated by the State of California upon 90 days’ notice beginning in March and April 2009, respectively. The balance of 1515 S Street is occupied by six retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft.(1)

2000	100%	$18.70
2001	100%	$18.86
2002	100%	$19.22
2003	100%	$19.34
2004	100%	$16.34

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (excluding operating expense recoveries in excess of each tenant’s base year component), by the weighted average square footage under lease during such year.
     The following table lists, on an aggregate basis, all of the scheduled lease expirations over the remainder of the year ending December 31, 2005 and each of the years ending December 31, 2006 through 2014 for 1515 S Street. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area

2005	1	3,990	1.14%
2006	—	—	—
2007	2	2,104	0.61%
2008	—	—	—
2009	1	2,337	0.67%
2010	—	—	—
2011	—	—	—
2012	1	35,455	10.17%
2013	1	304,715	87.41%
2014	—	—	—